Exhibit 99.1

INTEROIL CORPORATION
Yukon Territory
Canada

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL MEETING
OF SHAREHOLDERS

to be held on June 9, 2015

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of the Corporation to be held on Tuesday, June 9, 2015 at 10.00 a.m. (Eastern time) in the Onyx Room, at the Park Hyatt New York, 153 West 57th Street, New York, New York 10019, United States for the purposes set out in the accompanying notice of Meeting. In this Circular, references to "we", "us", "our", "the Corporation" and "InterOil" refer to InterOil Corporation, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at April 20, 2015 except where otherwise noted. All dollar amounts are expressed in U.S. dollars unless otherwise stated or the context requires. All references to “C$” refer to Canadian dollars. The financial statements of InterOil are prepared in U.S. dollars and in accordance with International Financial Reporting Standards.

It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form will be distributed to Shareholders on or about May 1, 2015. We are not sending proxy related materials to registered or beneficial Shareholders using the notice and access provisions of National Instrument 54 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). We are sending proxy-related materials indirectly through intermediaries to non-objecting beneficial owners (as described in NI 54-101) of Common Shares using the procedures set out in NI 54-101. We will pay for intermediaries to deliver to objecting beneficial owners (as described in NI 54-101) of Common Shares as set out in NI 54-101, this Circular and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

The date of this Circular is April 20, 2015. All information presented in this Circular is presented as at April 20, 2015 unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of InterOil. Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the Meeting. The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set out below. In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

To be valid, proxies must be (i) dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting; or (ii) dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. An undated proxy will be deemed to be dated the date it is mailed or so deposited.

Registered Shareholder

You are a registered Shareholder if you hold your Common Shares in your name and have a physical share certificate or DRS Advice. Registered Shareholders may vote by telephone or by internet 24 hours a day, 7 days a week until the time set out above. To vote by telephone, the Shareholder should call 1-866-732-VOTE (8683) from a touch tone phone, or if the registered Shareholder is outside of North America, the registered Shareholder should call 1-312-588-4290. To vote using the internet, the Shareholder should access www.investorvote.com. To vote by telephone or internet, the Shareholder will need to provide the control number noted on the applicable proxy. For further information on voting by telephone or by internet, see the proxy accompanying this Circular.

Shareholders who are not registered Shareholders should see "Advice to Beneficial Shareholders" for instructions to vote or attend the Meeting.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" above at any time up to and including the last business day preceding the day of the Meeting; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or an adjournment thereof; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending at the Meeting and voting those securities; or (v) in any other manner permitted by law.

Exercise of Discretion by Proxy holders

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of any specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors; and (ii) the appointment of auditors at such remuneration as may be determined by the Board of Directors (the "Board"), as set out in this Circular. A simple majority of votes (50% plus one vote) cast at the Meeting by Shareholders in person or by proxy is required to approve all matters.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting.  As of the date of this Circular, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA") and the Articles of Continuation and By-Laws, as amended, of InterOil, each holder of record of our Common Shares as at April 20, 2015, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. To the extent that a holder has transferred any Common Shares after the record date and the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of such Common Shares, and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of April 20, 2015, will be entitled to vote those Common Shares at the Meeting.

AdviCe to BEneficial SHAREHOLDERS

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name but instead hold their Common Shares through brokers, financial institutions or other nominees.

Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in a holder's name on the records of InterOil. Those Common Shares will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Shareholder.

Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. Beneficial Shareholders should therefore ensure that instructions regarding the voting of their Common Shares are properly communicated to the appropriate person or that the Common Shares are duly registered in their name well in advance of the applicable meeting. Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the applicable meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to a registered Shareholder. However, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a form of proxy or voting instruction form from their broker or other intermediary (or an agent or nominee of their broker or other intermediary) cannot use that form to vote Common Shares directly at the Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the Meeting in order to have the Common Shares to which those instructions relate voted at the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Shareholder may vote those Common Shares as a proxy holder for the registered Shareholder. To do this, a Beneficial Shareholder should enter the Beneficial Shareholder's own name in the blank space on the form of proxy or Voting Instruction Form provided to the Beneficial Shareholder and return the document, well in advance of the applicable Meeting, to their broker or other intermediary (or the agent of that broker or other intermediary) in accordance with the instructions provided by that broker, intermediary or agent.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

QUESTIONS

If you have a question regarding the Meeting, please contact Computershare at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (international direct dial) or visit www.computershare.com.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

InterOil is authorized to issue an unlimited number of Common Shares, each such Common Share carrying the right to one vote on each matter to be considered at the meeting. On April 20, 2015, we had 49,510,114 Common Shares issued and outstanding. Our Common Shares are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “IOC”. We are also listed on the Port Moresby Stock Exchange in Papua New Guinea under the symbol “IOC”.

To the knowledge of our directors and executive officers, as of April 20, 2015, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares (1)	Percentage of Common Shares (2)
Orchid Capital Investments Pte. Ltd. (3) Orchid Fund Pte Limited. Chandler Holdings Limited 46-01 UOB Plaza 1, 80 Raffles Place Singapore 048624	8,218,565	16.6%

Capital Group Companies (4) 333 South Hope Street 55th FLE Los Angeles, CA 90071- USA	7,701,974	15.6%

(1)	The information relating to the number of securities owned, controlled or directed by each person is based upon public filings made by each person or company and has not been independently verified by InterOil nor its directors and management.
(2)	Percentage is based on 49,510,114 Common Shares issued and outstanding as of April 20, 2015.
(3)	Based on filings made on the System for Electronic Disclosure by Insiders (SEDI) of Canada as of March 13, 2015. According to such filings, Orchid Capital Investments Pte. Ltd., Chandler Capital Pte. Ltd. and Chandler Holdings Limited share joint voting and dispositive power over these Common Shares.
(4)	Based on Schedule 13G filed on the EDGAR reporting system of the United States Securities and Exchange Commission at www.sec.gov on February 13, 2015. The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies ("CGII Management companies"): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII Management Companies primarily serve as investment managers to institutional clients.

BUSINESS OF THE MEETING

Presentation of the 2014 Financial Statements

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2014, together with the auditors’ report on those statements, have been forwarded to Shareholders in accordance with applicable regulatory requirements. At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these financial statements at the Meeting. If any Shareholders have questions with respect to the financial statements, the questions may be brought forward at the Meeting.

Election of Directors

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our Board. Currently, the Board is comprised of nine directors. Directors elected at the Meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified. The term of office of each of our current directors who is not re-elected will expire at the Meeting.

The Board has set the number of directors to be elected at the Meeting at ten. Management of InterOil proposes to nominate for election each of Christopher Finlayson, Ford Nicholson, Michael Hession, Roger Lewis, Sir Rabbie Namaliu, Sir (Leonard) Wilson Kamit, (William) Ellis Armstrong, Katherine Hirschfeld and Yap Chee Keong (each of whom is currently a director), and nominee Isikeli Taureka as directors of InterOil.

All of the proposed nominees with the exception of Mr. Taureka are directors of the Corporation and, with the exception of Mr. Finlayson (who was appointed as a director on August 7, 2014), Dr. Armstrong and Ms. Hirschfeld (who were each appointed as a director with effect from January 1, 2015), Mr. Yap (who was appointed as a director on March 13, 2015), were elected to their present term as directors by the shareholders at the annual meeting of the Corporation held on June 24, 2014. Each nominee has confirmed his or her eligibility and willingness to serve as a director if elected and, in the opinion of the Board and management, the proposed nominees are qualified to act as directors of the Corporation.

InterOil has adopted individual director voting, so voting for the election of the nominated directors will be conducted on an individual, and not slate, basis. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are listed below.

The following table sets out information with respect to all persons nominated for election as directors, as provided by those directors individually. The information includes, for each nominee, the province, state or county, country of residence and age of the person nominated for election as director, the number of securities of the Corporation beneficially owned, controlled or directed, directly or indirectly, as at April 20, 2015, the offices held by each in the

Corporation, the period served as director and the principal occupation for the past five years.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly
Christopher Finlayson (1) Surrey, United Kingdom Director and Chairman Aged 58

Professional director.

Former senior executive (August 2010 – November 2014), including Chief Executive Officer (2013 – 2014) and director (November 2011 – 2014) of BG Group (an international exploration, production and LNG group).

Former long term employee and senior executive (1977-2010) of Royal Dutch Shell plc (part of a global group of energy and petrochemicals companies).

		August 7, 2014	3,460 RSUs
Ford Nicholson (2) British Columbia, Canada Director and Deputy Chairman Aged 52	Professional director. (10) Managing Partner of Kepis & Pobe Financial Group Inc. (a Canadian-based private investment company focussing on the natural resource sector).	June 22, 2010	6,290 Common Shares 3,086 RSUs
Michael Hession (3) Singapore Director and Chief Executive Officer Aged 53	Chief Executive Officer of InterOil. Former senior executive of Woodside Energy Ltd (2001-2013).	November 15, 2013	46,244 Common Shares 5,215 RSUs
Roger Lewis (4) Western Australia, Australia Director Aged 70	Professional director.	November 26, 2008	32,772 Common Shares 3,086 RSUs
Sir Rabbie L. Namaliu (5) East New Britain Province, Papua New Guinea Director Aged 68	Professional director. (10)	July 1, 2012	5,456 Common Shares 3,086 RSUs

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly
Sir (Leonard) Wilson Kamit CBE (6) National Capital District Papua New Guinea Director Aged 61	Professional director. Former member of the Board of Asian Development Bank Philippines (retired 2013).	June 24, 2013	2,952 Common Shares 3,086 RSUs
(William) Ellis Armstrong (7) Texas USA Director Aged 57

Professional director. (10)

Former long term employee and senior executive (1993 – 2013) of BP plc, a member of the BP Group (an international oil and gas exploration, distribution and production group), including former Chief Financial Officer, Exploration and Production (2007-2013).

		January 1, 2015	2,054 RSUs
Katherine Hirschfeld (8) Queensland Australia Director Aged 54

Professional director. (10)

Former Managing Director and Refinery Manager (2005-2010) of BP Refinery (Bulwer Island) Limited, a member of the BP Group (an international oil and gas exploration, distribution and production group).

		January 1, 2015	2,054 RSUs
Yap Chee Keong (9) Singapore Director Aged 54	Professional director. (10) Former Executive Director of The Straits Trading Company Limited and former Chief Financial Officer of Singapore Power Ltd.	March 13, 2015	1,168 RSUs

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units (“RSUs”) Beneficially Owned, Controlled or Directed, Directly or Indirectly
Isikeli Reuben Taureka National Capital District Papua New Guinea Proposed Director Aged 60

Executive Vice President Papua New Guinea.

Former long term employee and senior executive (1995 – 2013) of Chevron Corporation (an international oil and gas exploration and production group and global operator and developer of geothermal resources), including head of Chevron’s Geothermal and Power Operations.

		Proposed director	2,641 Common Shares 5,810 RSUs 60,000 options

Notes:

(1)	Mr. Christopher Finlayson was appointed a director of the Corporation and Chairman-designate on August 7, 2014. He was appointed Chairman on October 16, 2014 on the retirement of the former Chairman, Dr. Gaylen Byker. Mr. Finlayson was appointed as a member and Chairman of the Compensation Committee, and a member of the Nominating and Governance Committee and of the Reserves Committee, with effect from October 16, 2014.
(2)	Mr. Ford Nicholson was appointed Deputy Chairman of the Corporation on April 11, 2014. He is a member of the Reserves Committee and held that position throughout 2014. He was appointed Chairman of the Reserves Committee, and a member and Chairman of the Nominating and Governance Committee on June 23, 2014.
(3)	Dr. Michael Hession was Chief Executive Officer and a director throughout 2014. He was appointed as a member of the Reserves Committee on February 12, 2014.
(4)	Mr. Roger Lewis is at the date of this Circular and was throughout 2014 Chairman of the Audit Committee, and a member of the Nominating and Governance Committee and of the Compensation Committee.
(5)	Sir Rabbie Namaliu was appointed a member of the Nominating and Governance Committee on June 23, 2014 and remains so as at the date of this Circular.
(6)	Sir Wilson Kamit was appointed a member of the Audit Committee on June 23, 2014 and remains so as at the date of this Circular.
(7)	Dr. Ellis Armstrong was appointed as a director effective January 1, 2015 and as a member of the Audit Committee and of the Reserves Committee on March 12, 2015.
(8)	Ms. Katherine Hirschfeld was appointed as a director effective January 1, 2015 and as a member of the Compensation Committee and of the Nominating and Governance Committee on March 12, 2015.
(9)	Mr. Yap Chee Keong was appointed as a director on March 13, 2015.
(10)	Directorships of other reporting issuers or equivalent are set out in Appendix “A” at paragraph 1(d).

Additional information regarding the background of each of the nominees is contained in our Annual Information Form for the year ended December 31, 2014 dated March 17, 2015, a copy of which is available at www.sedar.com

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, other than as set forth above, no proposed director is, as at the date hereof, or has been: (a) within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “order”); (ii) was subject to an event that resulted in such company, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company, being the subject of an order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to our knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditor

The Board (upon recommendation of the Audit Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2005, be appointed as our auditors to hold office until the next annual meeting of Shareholders and that the Board be authorized to fix the remuneration to be paid to the auditors of the Corporation.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the proposed resolution to appoint PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

Other Business

As of the date of this Circular, management does not intend to present any other business at the Meeting and is not aware of any amendment, variation or other matter expected to come before the Meeting. However, if any other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such matters in accordance with their best judgment.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives and Philosophy

The success of InterOil is dependent on its ability to attract, retain and motivate personnel of the highest calibre to deliver superior performance that is aligned with the creation of value for Shareholders. InterOil’s compensation programs are therefore designed to ensure that the level and composition of remuneration is sufficient, appropriate and reasonable so that InterOil remains competitive within the marketplace and to reward, employees, executives and directors in a manner that is aligned with organizational and individual performance. The Board believes that InterOil’s performance is significantly attributable to its ability to motivate and retain its executives.

In 2014 the Board initiated a review of InterOil’s executive remuneration framework. The review was designed to ensure that executive remuneration processes encouraged the highest performance and maximised shareholder value. As a result of that review, a revised executive remuneration framework (“revised executive remuneration framework”) was approved by the Board in 2014, to apply to all future executive officer appointments after August 19, 2014. Current executive officers were offered the opportunity to transition their existing employment contracts to a new employment contract in line with the revised executive remuneration framework. A majority of the Corporation’s executive officers have entered into new employment contracts in line with the revised executive remuneration framework.

Implementation of the revised executive remuneration framework has allowed the Board to address components of executive compensation that were not aligned to driving high performance. These components included guaranteed minimum increases to annual base salaries and fixed annual cash bonuses. These components have been replaced with an increased albeit at-risk opportunity to incentivise high performance. The revised executive remuneration framework is designed to ensure that as far as possible executive performance is aligned with the creation of Shareholder value in both the short and long term. The revised executive remuneration framework is heavily biased towards creating Shareholder value and a significant component is directly linked to measurable performance.

Under the revised executive remuneration framework, 48% of an executive officer’s potential total annual remuneration is at risk and 48% of that potential total annual remuneration is in the form of RSUs.

Key components for executive officers are:

•	annual salary increases based on a review of peer group companies and consideration of each executive’s performance against defined key performance indicators;

•	a short-term incentive target opportunity equal to 50% of an executive’s annual base salary measured against the Corporation’s performance scorecard and individual executives’ defined key performance indicators; and

•	a long-term incentive of restricted stock units (“RSUs”) equivalent to 150% of an executive’s annual base salary of which 33.3% is time tested and 66.66% is performance tested by comparing the relative total shareholder return of InterOil Common Shares against a representative group of industry peer organisations over two years. If the performance test results in anything less than top quartile performance the executive forfeits a proportion of that grant. If the performance test results in less than median performance the executive forfeits the entire grant.

Under the revised executive remuneration framework, 48% of an executive officer’s potential total annual remuneration is at risk and 48% of that potential total annual remuneration is in the form of RSUs.

The changes to executive officer compensation as a result of the introduction of the revised executive remuneration framework are set out in detail below in the discussion on Compensation Methodology.

Compensation Governance and Role of Compensation Committee

The Board has established a Compensation Committee to oversee executive remuneration and manage compensation methodology. The role of the Compensation Committee is to:

(i)	discharge the Board’s responsibilities relating to fair and competitive compensation of InterOil's Chief Executive Officer, senior executives and directors;

(ii)	review and approve an annual report on executive compensation for inclusion in the management information circular for the annual meeting of Shareholders; and

(iii)	administer, approve and evaluate the director and officer compensation plans, policies and programs, including the Corporation’s 2009 Stock Incentive Plan and any replacement plan.

The Compensation Committee’s role, composition, duties and responsibilities are set out in its Charter which is available on our website at www.interoil.com.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of those goals and objectives; reviewing and approving all elements of compensation and incentive opportunities of our executive officers including our Named Executive Officers; reviewing and making recommendations to the Board with respect to the compensation of all non-employee directors; and administering the Company’s incentive compensation plans in which our executive officers and employees may be participants. The term “Named Executive Officers” is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) to mean (i) a Chief Executive Officer; (ii) a Chief Financial Officer; and (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, who served as an executive officer in the most recently completed financial year and whose total salary and bonus exceeded C$150,000.

Members of the Compensation Committee are Mr. Christopher Finlayson (Chairman), Mr. Roger Lewis and Ms. Katherine Hirschfeld. Mr. Lewis and Mr. Samuel L. Delcamp (who retired as a director on March 12, 2015) were members of the Committee throughout 2014. Dr. Gaylen Byker was a member and Chairman of the Compensation Committee until his retirement from the Board on October 16, 2014. Mr. Finlayson was appointed a member and Chairman of the Committee with effect from Dr. Byker’s retirement. Ms. Hirschfeld was appointed a member of the Committee on March 12, 2015. All members of the Committee are and were during 2014 “independent” as defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators and under applicable NYSE Rules.

The members of the Compensation Committee have skills and experience relevant to their responsibilities. All have held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices (particularly, in the case of Mr. Finlayson, as a former senior executive and Chief Executive Officer of BG Group and former senior executive of Royal Dutch Shell plc., in the case of Mr. Lewis, as the former Group Financial Controller of Woodside Energy Limited; and in the case of Ms. Hirschfeld, as former Managing Director and Refinery Manager of BP Refinery (Bulwer Island) Limited. Mr. Delcamp and Dr. Byker were similarly qualified, as Managing member, Professional Director, Consulting of SPENSCO, LLC and former President of Calvin College respectively.

During 2014 all material compensation matters were reviewed and approved by the Compensation Committee.

The Compensation Committee makes its determinations regarding the compensation of Named Executive Officers (including the Chief Executive Officer) and other senior executives, and approves individual and corporate performance measures and their application to individual executives under delegation from the Board, with (for personnel other than the Chief Executive Officer) input from the Chief Executive Officer, supported by the regular monitoring of industry remuneration data and trends undertaken by senior Human Resources management and, in appropriate cases, external consultants.

Compensation Methodology

InterOil’s compensation policy aims to reward executives fairly and responsibly in accordance with the regional and international markets in which it operates. It does this by:

•	aiming to provide market competitive remuneration that attracts, retains and motivates highly capable executives with significant industry experience;

•	establishing demanding performance measures aligned with InterOil’s strategic plan;

•	promoting the alignment of management interests with those of Shareholders and short and long term Shareholder value; and

•	setting the level and structure of each executive officer’s remuneration that reflects that executive’s knowledge, expertise and accountabilities.

Our executive compensation program is designed to be competitive with other public companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investment. In determining the market competiveness of our executive compensation program we use publicly available information and data provided by external compensation consultants such as Guerdon Associates and the Hay Group through its “PayNet” Database to which the Corporation subscribes. In reviewing this compensation data, consideration is also given to the likely country of employment and recruitment and the likely market sector from which the executives might be recruited or to which they might transfer. We also recognize the need to provide compensation that encourages performance and retention of key employees and focuses on creating Shareholder value. The facts that our Corporation is developing new projects that have not yet undertaken a Final Investment Decision and is operating in Papua New Guinea have been significant factors in determining our approach to compensating senior management.

Following Dr. Michael Hession’s appointment as Chief Executive Officer in July 2013 and under the auspices of the Board, the reconstitution of the Executive Leadership Team with skillsets commensurate with delivery of InterOil’s corporate strategy was commenced. The restructure of the Executive Leadership Team was substantially completed by January 2014 and as the next step in the corporate restructuring process, the Board instructed a strategic review of the executive remuneration framework to be undertaken, with the assistance of external remuneration consultants where appropriate, consistent with the principles in the Compensation Committee Charter of maintaining a framework of executive compensation that is fair, consistent and competitive. As a result of that review a revised executive remuneration framework was introduced effective August 19, 2014, to apply to all subsequent executive officer appointments. Then current executive officers were offered the opportunity to transition their existing employment contracts to new employment contracts in line with the revised executive remuneration framework.

The elements of the revised executive remuneration framework are set out under “Elements of InterOil’s Compensation Program” below.

Comparator Group

In connection with the revised executive remuneration framework, InterOil, with the advice of Guerdon Associates, its independent compensation consultant, developed a comparator peer group for certain limited compensation purposes as described below. The peer group consists of publicly listed companies with a core focus on oil and gas exploration and development each having a market capitalisation of a similar order of magnitude to InterOil. Due to the limited number of Australian or Canadian based comparator companies of similar order of magnitude to InterOil, other Australian and Canadian companies engaged in related industries (such as Midstream, Services and Mining) which have a market capitalisation of a similar order of magnitude to InterOil were included in the comparator Group. The companies comprising the comparator group are as follows):

United States Companies
Cimarex Energy Co.	Whiting Petroleum Corporation	Denbury Resources Inc.
Energen Corporation	Gulfport Energy Corporation	QEP Resources Inc.
SM Energy Company	Oasis Petroleum Inc.	Targa Resources Corp.
Ultra Petroleum Corp.	Newfield Exploration Company	Laredo Petroleum, Inc.
WPX Energy Inc.	SandRidge Energy, Inc.	Rosetta Resources Inc.
SemGroup Corporation	Vanguard Natural Resources LLC

Canadian Companies
Baytex Energy Corp.	AltaGas Ltd.	Keyera Corp.
Paramount Resources Ltd.	Enerplus Corporation	Pengrowth Energy Corporation
Trilogy Energy Corp.	Bonavista Energy Corporation	Whitecap Resources Inc.
Lightstream Resources Ltd.

Australian Companies
Woodside Petroleum Ltd.	Origin Energy Limited	Santos Limited
Oil Search Limited	Caltex Australia Limited	WorleyParsons Limited
New Hope Corporation Limited	Beach Energy Ltd.	Whitehaven Coal Limited
Senex Energy Limited	AWE Limited

Named Executive Officers

In 2014 the Corporation’s Named Executive Officers were:

•	Dr. Michael Hession – Chief Executive Officer;

•	Mr. Donald Spector – Chief Financial Officer;

•	Mr. Collin Visaggio – former Chief Financial Officer;

•	Mr. Isikeli Taureka – Executive Vice President Papua New Guinea;

•	Mr. Geoffrey Applegate – General Counsel and Corporate Secretary; and

•	Mr. Can (Jon) Ozturgut – Chief Operating Officer.

Elements of InterOil’s Compensation Program

InterOil’s executive compensation methodology with respect to the Named Executive Officers and other executive officers comprises the elements listed below.

The Compensation Committee annually reviews and approves the Chief Executive Officer’s annual base salary, annual bonus and short and long term incentives. In addition, the Committee annually determines, or makes recommendations to the Board, with respect to the compensation programs for all other senior executives:

1.	Base Salary

The base salary for each executive officer is the principal fixed component of pay and is determined on the basis of the scope of the executive’s role, accountabilities and individual level of knowledge, skill and experience. Base salaries are reviewed and compared with comparable public companies in the oil and gas industry through publicly available information and data provided by external compensation consultants such as Guerdon Associates and the Hay Group’s “PayNet” Database.

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives. Base salary levels of executives are targeted at between the median and 75th percentile of InterOil’s peer group and adjusted for individual contribution and performance. In some instances, the market for certain senior key professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to recognise individual performance and contribution and to secure their retention.

The annual review of base salaries for all executive officers takes into account executive performance, current market conditions and practice (including remuneration of executives of a comparable level and in comparable markets) and inflation, and adjustments are made, subject to the approval of the Compensation Committee, on these principles. Certain Named Executive Officers engaged before the implementation of the revised executive remuneration framework are entitled under their contracts of employment to a minimum annual base salary increase of 5%. With the implementation of the revised executive remuneration framework, which does not allow for a minimum annual increase in base salary, it is expected that these provisions will be phased out over time.

Any changes to the base salaries of the Chief Executive Officer’s and other executive officers’ are approved by the Compensation Committee.

2.	Non-Monetary Benefits

For executive officers and certain other executives required to relocate from their country of residence, InterOil provides industry practice non-monetary benefits such as accommodation, annual return airfares and health care insurance.

3.	Annual Fixed Cash (“Contractual”) Bonus

Under their contracts of employment, certain executive officers and other key executives engaged before the implementation of the revised executive remuneration framework are entitled to receive an annual fixed cash bonus, which is based upon a fixed percentage of their annual base salary and is designed as a method of retaining their services. The revised executive remuneration framework does not contemplate an allowance for an annual fixed cash bonus.

During 2014 annual fixed cash bonuses totalling $662,196 were earned by Named Executive Officers as listed in the Summary Compensation Table below.

4.	Short Term Incentive (Discretionary Performance Based Cash Bonus)

The annual short term incentive compensation program provides for cash awards, generally specified in individual employment contracts as a percentage of base salary, which are intended to motivate, reward and retain executive officers and other executives for achieving or surpassing annual Corporation and individual performance measures. The awards and their amount are at the discretion of the Compensation Committee, based upon the performance of the executives and the Corporation for the relevant year. In determining the short term incentive (“STI”) component of executive officer compensation, the Compensation Committee may take into consideration such factors as the Corporation’s performance relative to its peer group, the executive’s performance in light of Corporation goals and objectives relevant to the executive’s compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant.

Until August 2014 there was no written policy with respect to STI payments. At that time the Compensation Committee and the Board adopted a Short Term Incentive Plan under which executive officers engaged under or transitioned to the revised executive remuneration framework are entitled to payment of a short term incentive subject to a positive assessment of their individual performance against pre-agreed deliverables and behaviours and company performance assessed against a company performance scorecard which has been approved by the Board. The company performance scorecard measures such criteria as Relative Total Shareholder Return and Health Safety and Environmental performance. Achievement of the individual performance and corporate targets entitles an executive officer to a cash STI payment of 50% of base annual salary.

During 2014 short term incentives totalling $576,061 were earned by Named Executive Officers, as listed in the Summary Compensation Table below.

5.	Long Term Incentive

We provide our executive officers, certain other senior management and key employees with long-term incentive compensation in the form of share-based and cash-based award programs to provide recognition of exceptional individual and corporate performance. We believe that the provision of equity incentives for our executive officers and other senior personnel is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of management interests with those of Shareholders and to assist in the attraction and retention of key, well-performing executives. This type of award may consist of restricted stock, stock options or other equity or performance-based compensation, all of which are granted pursuant to the 2009 Stock Incentive Plan approved at the Annual and Special meeting of Shareholders held on June 19, 2009 (the “Stock Plan”).

All long term incentive awards for executive officers are granted only with the approval of the Compensation Committee. The Compensation Committee may consider such factors as the Corporation’s performance relative to its peer group, the executive’s performance in light of Corporation goals and objectives relevant to the executive’s compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant. Each year, making reference to the respective executive’s contractual arrangements, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each executive officer and for key senior employees. The number of stock incentives granted is designed to give rise to a total annual remuneration, including the long term incentive component, which places the relevant executive officers in the upper quartile of the comparator group.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule. Vesting generally occurs between one and three years from grant.

Long term equity-based incentive awards generally take the form of RSUs. RSUs rather than stock options have been increasingly employed by the Corporation as long term incentive compensation and stock options have not been granted under recent annual performance reviews or, since 2013, as an incentive to attract new executives. Where options have been employed in the past as part of contractual long term incentive arrangements, the option exercise price of the award is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Incentive Plan and applicable market rules of the NYSE. Vesting of stock options may be subject to the satisfaction of defined performance-related conditions. Milestone performance-based bonuses, awardable in RSUs or cash were introduced in 2013 as an appropriate way of aligning executive performance with the Corporation’s strategic plan and the delivery of long term shareholder growth and value.

Until August 2014 there was no written policy in determining the long term incentive component of executive officer compensation. In August 2014 the Compensation Committee and the Board adopted a Long Term Incentive Plan to apply to, amongst others, all new executive officer appointees who after that date are to be under the revised executive remuneration framework and, with effect from January 1, 2015, any existing executive officers transitioning to that revised framework.

In 2014, long term incentive awards took the following form:

(a)	Restricted Stock Units (“RSUs”)

RSUs are issued to recipients based upon the fair market value of the underlying Common Shares on the date of grant. To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a portion of the compensation package used to attract and retain qualified executives, the employee’s performance during the past year, as well as the employee's ability to influence our future performance.

RSUs may have a term of up to five years and vesting conditions at the discretion of the Compensation Committee, are set on the date of grant. RSUs generally vest in their entirety either 12 months or 24 months after the grant date. Vesting of RSUs is subject to continued employment unless waived by the Compensation Committee and may be subject to the achievement of performance or other criteria, although this has not generally been the case until the introduction of milestone bonuses described below and the introduction of the revised Long Term Incentive Plan under the revised executive remuneration framework.

The revised Long Term Incentive (“LTI”) Plan introduced under the revised executive remuneration framework with effect from August 19, 2014 is intended to more appropriately align the reward of executive officer performance with the creation of long term Shareholder value and encourage retention of key personnel. There are two components of the revised LTI Plan:

i.	Time Tested RSUs:

Eligible executives will annually receive a grant of RSUs equivalent to the value of 50% of their annual base salary vesting, as to 50%, two years after the grant date and, as to the remaining 50%, three years after the grant date, provided in each case that the executive officer is employed by InterOil at the relevant vesting date.

ii.	Relative Total Shareholder Return (“RTSR”) Tested RSUs:

Eligible executive officers will receive an annual grant of RSUs equivalent to the value of their annual base salary, vesting of which is subject to a performance test conducted two years after the grant date by comparing the RTSR of InterOil Common Shares against a representative group of industry peer organisations over the two year period. The representative peer group consists of publicly listed companies with a core focus on oil and gas exploration and development, operating in regions analogous to Papua New Guinea, each having a market capitalisation of a similar order of magnitude to InterOil.

The vesting schedule for the RTSR Vested RSUs is, subject to review and acceptance by the Board of the results of the performance test:

•	if top quartile performance is achieved, the grant will vest in its entirety;
•	if upper third quartile performance is achieved, 75% of the grant will vest;
•	if median performance is achieved, 50% of the grant will vest; and
•	if less than median performance is achieved, no part of the grant will vest.

In the case of a change of control of the Corporation, 50% of the grant will vest.

During 2014, $3,822,855 worth of RSUs were granted to Named Executive Officers, including as “Milestone Bonuses” (discussed under paragraph (b) below).

(b)	Milestone Payments

To align executive performance with the Corporation’s strategic plan and the delivery of long term shareholder growth, in 2013 InterOil introduced milestone performance bonuses for certain executive officers and other senior executives under which the right to earn bonuses (in cash, RSUs or in combination) (“Milestone Bonuses”) is dependent upon the achievement of specified Milestones (as defined below). Those Milestone Bonuses, while differing in individual cases, are directed at the achievement of corporate and individual goals commensurate with the furtherance of the Corporation’s strategic objectives which are customarily reflected in increased shareholder value. In 2014, Milestone Bonuses for Named Executive Officers related to the execution of, and the satisfaction of all conditions precedent under, a binding sale and purchase agreement for the sale and purchase of a working interest of not less than 30% of Petroleum Retention Licence 15 (“PRL 15”) (20% in the case of Dr. Michael Hession) (the “SPA Completion”) and the achievement of certain defined stages in the construction and development of certain LNG projects in which InterOil holds an equity interest (the “LNG Project Development”). The respective executive employment agreements provide the basis and framework for the payment of Milestone Bonuses in relation to, and as an incentive for, the achievement of milestone events (each a “Milestone”) with respect to the SPA Completion and the LNG Project Development.

The Milestone Bonuses were adopted in order to enhance InterOil’s ability to attract and retain qualified and capable executives during a very critical period; promote a proprietary interest in the Corporation; stimulate the active involvement of such persons in the development and financial success of the Corporation, particularly via the SPA Completion and the LNG Project Development; and reward the contributions of such persons to the development of the SPA Completion and the LNG Project Development.

Dr. Michael Hession – Chief Executive Officer

With respect to Dr. Michael Hession, the applicable Milestones are as follows: (1) SPA Completion; (2) date of the owners’ decision in respect of PRL 15 (the “First Project”) to proceed to prepare a basis of design for any LNG project with a capacity of at least two trains in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 1 LNG Project”); (3) the date of the completion of the basis of design in respect of a Series 1 LNG Project; (4) the date the owners decide to commence front end engineering and design in respect of a Series 1 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 1 LNG project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 1 LNG Project for delivery to a customer. In addition, in certain circumstances six additional Milestones will apply to Dr. Hession as follows: (1) the completion and approval by all relevant parties of a concept select for any LNG project (other than a Series 1 LNG Project) with a capacity of at least one train in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) (a “Series 2 LNG Project”); (2) the date of the owners’ decision to proceed to prepare a basis of design for a Series 2 LNG Project; (3) the date of the completion of the basis of design in respect of a Series 2 LNG Project; (4) the date the owners decide to commence front end engineering and design in respect of a Series 2 LNG Project; (5) the date of the taking of a final investment decision by the owners in respect of a Series 2 LNG Project; and (6) the date on which the first cargo is loaded on to a vessel in respect of a Series 2 LNG Project for delivery to a customer. If the capacity of the Series 1 LNG Project exceeds certain thresholds, certain amounts may be carried forward and credited towards the achievement of Milestones in respect of the Series 2 LNG Project.

Each Milestone Bonus is to be satisfied by a cash award and a grant of RSUs.

In 2014 Dr. Hession became provisionally entitled to receive a Milestone Bonus of $2,760,000 in cash and $1,840,000 in RSUs in respect of the SPA Completion, the payment and grant of which were deferred pending the outcome of the arbitration proceedings in respect of PRL15. Those proceedings were resolved on February 10, 2015, after which this Milestone Bonus was paid and granted.

In addition, on the announcement of any discovery by InterOil (jointly or in combination with other parties) of hydrocarbons within any exploration licence, which is estimated to contain at least 1 trillion cubic feet of hydrocarbon gas equivalent (“Tcfe”) (or oil equivalent), Dr. Hession would become entitled to an “exploration bonus” of $500,000 payable in RSUs. Such exploration bonus would be grossed up pro rata to the extent of a discovery in excess of 1 Tcfe but less than 2 Tcfes.

If all Milestones that are expected to be achieved in 2015 are achieved, Dr. Hession would receive Milestone Bonuses equal to $1,035,000 in cash and $690,000 in RSUs

Mr. Donald Spector – Chief Financial Officer

Under Mr. Donald Spector’s original contract of employment the applicable Milestones were as follows: (1) SPA Completion; (2) the date of commencement of front end engineering and design for any LNG project in which InterOil holds an equity interest (or is in receipt of a royalty in lieu of an equity interest) utilizing gas produced from PRL 15 (a “Relevant LNG Project”); (3) the date of the taking of a final investment decision by the owners of a Relevant LNG Project; (4) the date of execution of initial definitive financing documentation for the funding of InterOil’s interest in a Relevant LNG Project; and (5) the date on which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer.

Each Milestone Bonus in respect of Mr. Spector was to be settled by a cash payment.

In 2014, Mr. Spector became provisionally entitled to receive a Milestone Bonus equal to a cash payment of $200,000 in respect of the SPA Completion, the payment of which was deferred pending the outcome of the arbitration proceedings in respect of PRL 15. Those proceedings were resolved on February 10, 2015, after which this Milestone Bonus was paid.

As a result of Mr. Spector entering into a new employment contract with effect from January 1, 2015 in line with the revised executive remuneration framework, Mr. Spector forfeited all other entitlements to Milestone Bonuses.

Mr. Isikeli Taureka – Executive Vice President Papua New Guinea

Under Mr. Isikeli Taureka’s original contract of employment the applicable Milestones were as follows: (1) SPA Completion; (2) the date of commencement of front end engineering and design for any Relevant LNG Project; (3) the date of the taking of a final investment decision by the owners of a Relevant LNG Project; (4) the date of execution of initial definitive financing documentation for the funding of InterOil’s interest in a Relevant LNG Project; and (5) the date on which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer.

Each Milestone Bonus in respect of Mr. Taureka was to be satisfied by a grant of RSUs.

In 2014 Mr. Taureka became provisionally entitled to receive Milestone Bonuses of $200,000 in RSUs in respect of SPA Completion, the grant of which was deferred pending the outcome of the arbitration proceedings in respect of PRL 15. Those proceedings were resolved on February 10, 2015, after which this Milestone Bonus was granted.

As a result of Mr. Taureka entering into a new employment contract with effect from January 1, 2015, in line with the revised executive remuneration framework, Mr. Taureka forfeited all other entitlements to Milestone Bonuses.

Mr. Geoffrey Applegate – General Counsel and Corporate Secretary

With respect to Mr. Geoffrey Applegate the applicable Milestones are as follows: (1) SPA Completion; (2) date of commencement of front end engineering and design for any Relevant LNG Project; (3) the date of the taking of a final investment decision by the owners of a Relevant LNG Project; (4) the date of execution of initial definitive financing documentation for the funding of InterOil’s interest in a Relevant LNG Project; and (5) the date on which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer.

Each Milestone Bonus in respect of Mr. Applegate is to be satisfied by a grant of RSUs.

In 2014 Mr. Applegate became provisionally entitled to receive a Milestone Bonus of $200,000 in RSUs in respect of SPA Completion, the grant of which was deferred pending the outcome of the arbitration proceedings in respect of PRL 15. Those proceedings were resolved on February 10, 2015, after which this Milestone Bonus was granted.

It is not expected that Mr. Applegate would earn any further Milestone Bonuses in 2015.

Mr. Can (Jon) Ozturgut – Chief Operating Officer

With respect to Mr. Can Ozturgut, the applicable Milestones are as follows (1) SPA Completion; (2) the date of commencement of basis of design for a Relevant LNG Project; (3) the date of commencement of front end engineering and design for a Relevant LNG Project; (4) the date of taking of a final investment decision by the owners of a Relevant LNG Project ; and (5) the date of which the first cargo of LNG is loaded onto a vessel by a Relevant LNG Project for delivery to a customer.

Each Milestone Bonus in respect of Mr. Ozturgut is to be settled by a grant of RSUs.

In 2014, Mr. Ozturgut became provisionally entitled to receive a Milestone Bonus of $500,000 in RSUs in respect of SPA Completion, the grant of which was deferred pending the outcome of the arbitration proceedings in respect of PRL 15. Those proceedings were resolved on February 10, 2015, after which this Milestone Bonus was granted.

If all outstanding Milestone Bonuses that are expected to be achieved in 2015 are achieved, Mr. Ozturgut would receive Milestone Bonuses of $250,000 in RSUs.

Additional Material Changes

The Corporation believes that, in order to align the interests of Corporation management with shareholders, directors and executive officers should maintain a significant equity interest in the Corporation. Therefore in 2014 the Board introduced a Stock Ownership Policy for non-executive directors and executive officers and senior management. That policy, which was incorporated in the Corporation’s Insider Trading Policy, requires the Chief Executive Officer and other executive officers to retain all RSUs awarded to them pursuant to a Corporation stock incentive plan until they hold Common Shares in the Corporation or RSUs to the value equal to 2.5 times their annual base salary. A copy of the Insider Trading Policy is available on the InterOil website at www.interoil.com.

Other than as described under “Elements of InterOil’s Compensation Program” above, no other material changes were recommended by the Board or Compensation Committee in 2014 to the general remuneration philosophy. Material events occurring and initiatives undertaken in 2015 in relation to compensation philosophy and practice are also referred to in that section.

The total compensation paid to Named Executive Officers in 2014, and further details of their compensation, are included in the Summary Compensation Table and the Notes to that Table, below.

COMPENSATION CONSULTANT

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise it on any matter within its mandate. The Compensation Committee may engage consultants to provide market data on executive and director compensation and a technical analysis of the market data in light of the Corporation’s compensation plans and practices.

In 2014, independent compensation consultant Guerdon Associates was engaged to undertake research and provide guidance in relation to the development of the revised executive remuneration framework. This included benchmarking of the existing executive remuneration structure against international peer companies.

The Corporation’s Human Resources management also maintains annual Hay Group international on-line survey membership used primarily to assess non-executive position classifications for market benchmarking analysis and pricing. These activities were not (nor were required to be) either pre-approved or supervised by the Compensation Committee. To the extent management of the Corporation wishes to engage the Hay Group to provide similar other services, neither the Compensation Committee nor the Board would be required to pre-approve such other services.

Executive compensation – related fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by external consultants where applicable. Aggregate fees billed by Guerdon Associates in 2014 for services related to determining compensation for the Corporation’s directors and executive officers were $74,933. The fees billed by Guerdon Associates in 2013 for executive compensation related services were $46,490. Guerdon Associates was originally retained by the Corporation in 2013.

No fees were billed by the Hay Group during 2014 or 2013 for services related to determining compensation for the Corporation’s directors and executive officers.

All other fees

Guerdon Associates was retained to facilitate the Board evaluation process and associated workshop and the initiation of the Board renewal process. While these bodies of work were largely completed by Guerdon Associates during the course of 2013, some follow-up work was finalised in 2014. Guerdon Associates was also engaged in 2013 to provide guidance and co-ordinate research for the Board’s consideration on potential stock ownership guidelines for directors and executives, and on share trading policy matters. In 2014 Guerdon Associates was also engaged to provide benchmarking and remuneration policy advice in relation to non-executive roles.

Total fees billed by Guerdon Associates in 2014 for all services provided by it other than those outlined under “Executive compensation – related fees” above, amounted to $63,107. Such fees totalled $98,532 in 2013.

Total fees billed by the Hay Group in 2014 for all services provided by it, for the provision of surveys and benchmarking for non-executive roles, amounted to $94,658. Such fees totalled $60,610 in 2013 including for non-executive job structure analysis and the provision of surveys and advice.

Hedging

Under our Insider Trading Policy, employees (including executive officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities. Compliance with this policy is overseen by the Compensation Committee. None of our Named Executive Officers or directors purchased or had in place any financial instruments designed to hedge or offset a decrease in value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director, in relation to any of the Corporation’s securities in 2014.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee from time to time consider the implication of the risks associated with the Corporation's compensation policies and practices. The Corporation's compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability. These risks were taken into consideration in determining the revised executive remuneration framework to ensure that a significant component of the LTI award is directly related to delivering long term shareholder value. The nature of the incentive award structure provides the Compensation Committee with the ability to reward historical performance and behaviour that the Compensation Committee considers to be aligned with the Corporation's best interests. The Corporation does not establish performance goals that would encourage short term goals at the expense of long term goals.

The Compensation Committee and the Board have concluded that InterOil has policies and practices to ensure that employees do not have incentives to take inappropriate or excessive risks, including the following:

•	a mix of fixed and variable compensation, and an appropriate weighting of long-term equity-based compensation;

•	graduated vesting of long-term equity-based compensation;

•	annual incentive awards to Named Executive Officers are awarded based on a qualitative assessment of performance which takes into account corporate and individual performance and the risks undertaken to achieve corporate and individual goals, including the attainment of Milestones;

•	periodic awards of equity-based compensation with overlapping vesting periods to retain management and provide ongoing exposure to share price performance;

•	the adoption of the Stock Ownership Policy as described above under “Additional Material Changes”:

•	under our Insider Trading Policy, employees (including executive officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Corporation’s securities; and

•	all members of the Compensation Committee are independent directors.

Summary Compensation Table

The following table sets out information concerning the total compensation earned during the financial years ended December 31, 2014, 2013, and 2012, by the Named Executive Officers:

All amounts were paid in U.S. dollars unless otherwise disclosed.

			Option			Non-equity			All other
			based	Share-based		incentive plan			compensation		Total
Name and principal		Salary	Awards(1)	Awards(2)		compensation(3)			(7)(12)		compensation
position	Year	($)	($)	($)		($)			($)		($)
						Annual	incentive
						plans
MICHAEL HESSION	2014	1,230,000	-	2,140,000	(14)		3,358,000	(10,15)	243,296		6,971,796
Chief Executive Officer	2013	614,877	-	300,016			284,565	(10)	64,563		1,264,021
appointed July 11, 2013	2012	-	-	-			-

DONALD SPECTOR	2014	430,500	-	-			200,000	(15)	203,354		833,854
Chief Financial Officer	2013	86,739	-	-					50,377		137,116
	2012		-	-

COLLIN ISAGGIO(4)(5)(9)(11)	2014	48,999	-	250,028			-		1,470,867		1,769,894
Former Chief Financial	2013	674,072	-	584,520			126,008		19,426	(6)	1,404,026
Officer	2012	658,311	-	-			124,272		66,493		849,076

ISIKELI T AUREKA (4)(9)	2014	616,435	-	562,179	(14)		227,464	(10)	222,209		1,628,287
Executive Vice President	2013	327,641	2,391,622				120,309	(10)	376,767	(8)	3,216,339
Corporate Development &	2012	-	-	-			-		-
Government Relations

GEOFFREY APPLEGATE (4) (9)	2014	625,599	-	658,834	(14)		107,805	(10)	115,630		1,507,868
General Counsel &	2013	621,188	-	199,961			155,809	(10)	88,280		1,065,238
Corporate Secretary	2012	55,296	-	200,000					1,701		256,997

CAN OZTURGUT	2014	545,833	-	711,928	(14)		121,932	(10)	286,392	(13)	1,666,086
Chief Operating Officer	2013	-	-	-			-		471,000	(13)	471,000
	2012	-	-	-			-		-		-

Notes to the Summary Compensation Table

(1)	The Corporation has calculated the grant date fair value of the options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose the Black-Scholes-Merton model because it is recognized as the most common methodology used for valuing options and doing value comparisons. There were no differences noted between the grant date fair value and accounting fair value for share-based and option-based awards noted in the above table. The grant date fair value is calculated using the Black-Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options

2014	NA	NA	NA	NA	NA

2013	Jul 1 to Dec 31	0.6	-	73	5.0
2013	Jan 1 to Jun 30	0.4	-	73	5.0
2012	Jan 1 to Dec 31	0.5	-	80	5.0

(2)	The only share-based awards granted in 2012, 2013 and 2014 were RSUs, the terms of which are described under “Elements of InterOil’s Compensation Program” in the Compensation Discussion and Analysis above. Grants of RSUs are valued on the basis of the fair value of the Common Shares, as defined in the Stock Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.
(3)	Except as specifically noted below, all amounts earned in a year were paid, in accordance with their terms, in the following year.
(4)	The cash-based compensation was paid in Australian dollars (“AU$”).
(5)	As a result of an overpayment made by the Corporation in error in 2010, actual payments to Mr. Visaggio as cash–based incentive in 2012 as presented in the table are net of offsets made to recover the amount of AU$60,000 remaining to be recovered by way of offsets against payments to be made by the Corporation to Mr. Visaggio during 2012. The process was completed in June 2012, at which time no amount remained outstanding.
(6)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(7)	The amount in 2012 consisted of housing and/or travel allowances paid in cash.
(8)	The amount in 2013 consisted of the amount payable to Mr. Taureka under his employment agreement upon commencement of his employment with InterOil in consideration for certain restrictive provisions contained in that agreement.
(9)	Amounts paid in AU$ for 2014 have been converted into U.S. dollars at an exchange rate of 0.9032 being the average rate quoted by OANDA for that year. Amounts paid in AU$ for 2013 have been converted into U.S. dollars at an exchange rate of 0.9678, being the average rate quoted by OANDA for that year. Amounts for 2012 have been converted into U.S. dollars at an exchange rate of 1.0350, being the average rate quoted by OANDA for that year.
(10)	Fixed and discretionary short term incentives payable under the employment agreements of Dr. Hession, Mr. Taureka, Mr. Applegate and Mr. Ozturgut.
(11)	Mr. Visaggio resigned in January 2014.
(12)	The amount in 2014 and 2013 included housing allowances paid in cash and/or lease costs for Corporation provided housing, travel allowances, transport allowances, medical insurance and pension allowances.
(13)	The amount in 2014 includes $60,000 Mr. Ozturgut was paid prior to joining as an executive whilst he was engaged as a consultant employed by ONS Superior Energy Outcomes LLC. The amount in 2013 entirely comprises consulting fees paid prior to Mr. Ozturgut joining as an executive whilst he was engaged as a consultant employed by ONS Superior Energy Outcomes LLC.
(14)	Includes RSU grants to Dr. Hession, Mr. Taureka, Mr. Applegate and Mr. Ozturgut of 41,889 RSUs, 4,553 RSUs, 4,553 RSUs and 11,383 RSUs respectively for Milestone bonuses to which they became provisionally entitled in 2014 as a result of the completion of the SPA transaction with Total although in each case the grant was deferred until 2015 after the outcome of the arbitration proceedings in respect of PRL 15 was determined.
(15)	Includes payment to Dr. Hession and Mr. Spector of $2,760,000 and $200,000 respectively for Milestone bonuses to which they became provisionally entitled in 2014 as a result of the completion of the SPA transaction with Total although in each case payment was deferred until 2015 after the outcome of the arbitration proceedings in respect of PRL 15 was determined.

Incentive Plan Awards

Outstanding Awards

The following table sets out information regarding all share-based and option-based awards outstanding as at December 31, 2014 for each Named Executive Officer.

Option-based Awards						Share-based Awards(2)
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	No. of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Michael Hession
	2013	-	-	-	-
	2014	-	-	-	-	5,215	254,440

Donald Spector
	2013	-	-	-	-	-	-
	2014	-	-	-	-	-	-

Collin Visaggio
	2013	-	-	-	-	-	-
	2014	-	-	-	-	-	-

Isikeli Taureka
	2013	60,000	67.74	23/06/18	-
	2014					5,810	283,470

Geoffrey Applegate
	2012	-	-	-	-	-	-
	2013	-	-	-	-	-	-
	2014	-	-	-	-	5,517	269,174

Can Ozturgut
	2013	-	-	-	-	-	-
	2014	-	-	-	-	1,837	89,627

Notes:

(1)	The closing price for the Corporation’s Common Shares quoted on the NYSE on December 31, 2014, which forms the basis for this calculation, was $48.79. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2014.
(2)	The only share-based awards granted by the Corporation in 2012, 2013 and 2014 consist of RSUs. All RSUs granted by the Corporation are distributed as Common Shares as soon as practicable after the vesting date has occurred such that as at December 31, 2014, there were no vested share-based awards not paid out or distributed and the market or payout value of vested share-based awards not paid out or distributed as at that date is nil.
(3)	Dr. Hession, Mr. Taureka, Mr. Applegate and Mr. Ozturgut became provisionally entitled to 41,889 RSUs, 4,553 RSUs, 4,553 RSUs and 11,383 RSUs respectively in 2014 as a result of the completion of the SPA transaction with Total. Grant of the RSUs was deferred until 2015 pending the outcome of the arbitration proceedings in respect of PRL 15 on February 10, 2015 after which the RSUs were granted. Although each of the Named Executive Officers is regarded as having earned those RSUs in 2014 (as reflected in the Summary Compensation Table), on the basis that these grants were not made as at December 31, 2014, they have not been included in the table above.
(4)	In addition to the above, Dr. Hession and Mr. Taureka were contractually entitled to the grant of 5,215 RSUs and 4,435 RSUs respectively in 2014. Although each is regarded as having earned those RSUs in 2014 (as reflected in the Summary Compensation Table), on the basis that the grants were not made as at December 31, 2014, they have not been included in the table above

The following table sets out the dollar value that would have been realized if options or RSUs held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Michael Hession	-	248,496
Donald Spector	-	-
Collin Visaggio	-	537,390
Isikeli Taureka	-	-
Geoffrey Applegate	-	194,005
Can Ozturgut	-	-

Notes:

(1)	The market price employed in this calculation is the closing price of the Common Shares on the NYSE on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of Common Shares under the vested option. No option-based awards held by Named Executive Officers vested during 2014.
(2)	The market price employed in this calculation is the closing price of the Common Shares on the NYSE on the vesting date.

Stock Plan

The Stock Plan was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009. The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation and to increase Shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan. The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a Named Executive Officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is $5 million.

The Stock Plan is administered by the Compensation Committee. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

The Stock Plan was amended in 2012 to authorize the Corporation to withhold amounts necessary to meet the Corporation’s obligations for taxation arising on or in connection with the grant or exercise of incentive awards under the Stock Plan.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result of death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set out in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set out in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set out in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees. The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Corporation has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the NYSE.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set out in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set out in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), RSUs, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

Retirement Plan Benefits

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

Disclosure of Termination and Change of Control Benefits

Termination and change of control payments are provided for in employment agreements with the following Named Executive Officers as described below. References to Milestones in respect of a particular Named Executive Officer are to the Milestones in respect of such Named Executive Officer as set out above under “Elements of InterOil’s Compensation Program – Long Term Incentive – Milestone Payments”.

These provisions were negotiated with those officers as important requirements for their attraction to and/or retention by InterOil. The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time. Key elements are summarized as follows:

Dr. Michael Hession – Chief Executive Officer

Dr. Michael Hession’s employment with InterOil commenced on July 11, 2013. His current employment agreement has a term of five years.

Under the terms of Dr. Hession’s employment agreement, there are two termination events in which Dr. Hession is entitled to receive the “Termination Remuneration”, as described below. First, InterOil may terminate Dr. Hession’s employment immediately for any reason other than for cause or for physical or mental incapacity. Second, Dr. Hession may terminate his employment by notice if: (i) he ceases to be Chief Executive Officer or the most senior employee in the Group (as defined in the employment agreement); (ii) there is a material adverse change in his status, job content or responsibilities or they are materially diminished; (iii) InterOil materially breaches a provision of his employment agreement which is either not remedied or not capable of being remedied; (iv) there is a “Change of Control” of InterOil (as defined in Dr. Hession’s employment agreement); or (v) InterOil becomes insolvent or similar.

In any of these cases, Dr. Hession is entitled to receive the Termination Remuneration. Any RSU previously granted to Dr. Hession also immediately vests. Dr. Hession is also entitled to receive an exploration bonus if a discovery is made on an exploration license which was held by InterOil at the time of Dr. Hession’s termination. Dr. Hession is also entitled to receive all unearned cash and RSU milestone awards associated with every Milestone, as if every Milestone had been met, with the exception of awards in respect of Milestone 6 for both a Series 1 LNG Project and a Series 2 LNG Project. For these two remaining Milestones, Dr. Hession may only receive awards when the Milestones have been achieved.

InterOil may also terminate Dr. Hession’s employment by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) is entitled to half of the Termination Remuneration, together with all post termination performance incentives which attach to the prior two termination events described above.

In the event that no Milestones are achieved prior to a Change of Control “Trigger Event” occurring, which includes the making of offers to InterOil stockholders under a takeover bid or through the proposal of a plan of arrangement, merger or other reorganization on terms and conditions which the directors of InterOil could in accordance with their fiduciary duties recommend to shareholders, Dr. Hession will receive 50% of both the cash and RSU Milestone awards associated with each of the Milestones. If the Trigger Event does not result in a Change of Control, or if the Trigger Event results in a Change of Control but Dr. Hession’s employment continues, the remaining 50% of the cash and RSU awards in respect of all of the remaining Milestones will continue to be capable of being earned.

“Termination Remuneration” is, if the termination occurs within three years of commencement of employment, an amount being the aggregate of two years’ base annual salary, twice the amount of the annual fixed cash bonus for the year in which termination takes effect and twice the amount of the performance bonus for that year. If the termination occurs three years or more after the employment commencement date, the Termination Remuneration is an amount being the aggregate of one year’s base annual salary, the amount of the annual fixed cash bonus for the year in which termination takes effect and the amount of the performance bonus for that year.

There are two instances where Dr. Hession’s termination does not trigger the Termination Remuneration. First, Dr. Hession may terminate his employment by giving three months’ written notice to InterOil. Second, InterOil may terminate Dr. Hession for cause. In either of these events, Dr. Hession is entitled to the accrued amount of base annual salary and other benefits accruing as at the end of the period of notice. Any rights to annual fixed cash bonus, performance bonus or exploration bonus (but not an entitlement which has been unconditionally accrued) are forfeited.

On termination of employment Dr. Hession must resign from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

Mr. Donald Spector – Chief Financial Officer from 21 January, 2014

Mr. Spector’s employment with InterOil commenced on October 17, 2013. Mr. Spector replaced Mr. Collin Visaggio as Chief Financial Officer effective January 21, 2014.

Under the terms of Mr. Spector’s employment agreement, there were two termination events in which Mr. Spector was entitled to receive the “Termination Remuneration”, as described below. First, InterOil could terminate Mr. Spector’s employment immediately for any reason other than for cause or for physical or mental incapacity. Second, Mr. Spector could terminate his employment by notice if: (i) he ceased to be Chief Financial Officer of the Group (as defined in the employment agreement); (ii) there was a material adverse change in his status, job content or responsibilities or they were materially diminished; (iii) InterOil materially breached a provision of his employment agreement which was either not remedied or not capable of being remedied; (iv) there was a “Change of Control” of InterOil (as defined in the employment agreement); or (v) InterOil became insolvent or similar. A “Change of Control” included the making of offers to InterOil stockholders under a takeover bid or through the proposal of a plan of arrangement, merger or other reorganization on terms and conditions which the directors of InterOil could in accordance with their fiduciary duties have recommended to shareholders.

In each of these events, Mr. Spector was entitled to the Termination Remuneration. Mr. Spector was also entitled to receive the incentive award associated with Milestones 1 and 2, as if each Milestone had been achieved. If Milestones 1 and 2 had already been achieved, Mr. Spector also remained eligible to receive the award attributable to each of Milestones 3 to 5, even if such Milestone was achieved after the termination of Mr. Spector’s employment.

If Mr. Spector terminated his employment due to a Change in Control, he was entitled to receive the award associated with each of the Milestones, as if every Milestone had been achieved.

InterOil could also terminate Mr. Spector’s employment by reason of physical or mental incapacity or on the basis that he was otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) was entitled to half of the Termination Remuneration. Mr. Spector was also entitled to receive the incentive award associated with Milestones 1 and 2, as if each Milestone had been achieved. If Milestones 1 and 2 had already been achieved, Mr. Spector remained eligible to receive the award attributable to each of Milestones 3 to 5, even if such Milestone was achieved after the termination of Mr. Spector’s employment.

“Termination Remuneration” was, if the termination occurred within two years of commencement of employment, an amount equal to the aggregate of 1.5 times Mr. Spector’s base annual salary and the aggregate amount of performance-based cash Milestone bonuses which had not previously been paid. If the termination occurred two years or more after the employment commencement date, the Termination Remuneration was an amount equal to the aggregate of one year’s base annual salary which would have been paid had the agreement terminated by expiry of the term and the aggregate amount of incentive bonuses which had not previously been paid.

There were two termination events in the employment agreement which did not trigger the payment of the Termination Remuneration. First, Mr. Spector could terminate his employment by giving three months’ written notice to InterOil. Second, InterOil could terminate Mr. Spector’s employment for cause. In either of these events, Mr. Spector was entitled to the accrued amount of base annual salary and other benefits accruing as of the end of the period of notice. Any rights to the incentive bonuses associated with the Milestones (but not an entitlement which had been unconditionally accrued) were forfeited.

On termination of employment Mr. Spector was required to resign from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

On April 8, 2015 Mr. Spector entered into a replacement employment agreement in line with the revised executive remuneration framework. The agreement took effect as of January 1, 2015 and the term of the agreement is until October 17, 2017.

Under the new agreement, on termination of Mr. Spector’s employment by InterOil (other than for cause), or on termination by Mr. Spector on the basis of unilateral conduct by InterOil as a result of: (i) Mr. Spector ceasing to be Chief Financial Officer; (ii) a fundamental breach of the agreement by InterOil; (iii) a “Change of Control” (as defined in the employment agreement); or (iv) the insolvency, liquidation or similar of InterOil, Mr. Spector is entitled to “Termination Remuneration” as follows: (a) 150% of base salary and 150% of pension contribution if the termination occurs before October 17, 2015 or, if the termination occurs on or after that date, an amount equal to the amount of base annual salary and pension contribution, payable at the rate applicable as at the time of termination, which would have been paid if the agreement had terminated at the expiry of the term; (b) vesting on or about the date of termination of all unvested time tested RSUs granted under Part A of the Long Term Incentive (“LTI”) Plan under the revised executive remuneration framework; (c) vesting of all unvested RSUs granted under Part B of that LTI Plan in accordance with the vesting schedule and after meeting the Relative Total Shareholder Return (“RTSU”) Test (except on a Change of Control, where such RSUs will vest on or about the termination date); and (d) the Short Term Incentive pro-rated from the preceding January 1. Certain conditions, including confidentiality and time-limited non-compete and non-solicitation provisions, apply on termination.

A “Change of Control” does not occur, for the purposes of the employment agreement, where Mr. Spector is offered employment with a comparable business resulting from the amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement).

Collin Visaggio – Former Chief Financial Officer until 21 January 2014

Mr. Visaggio resigned his employment with InterOil effective January 24, 2014. Under a Deed of Settlement entered into with InterOil on January 21, 2014, Mr. Visaggio was paid on termination an amount of AUD $1,873,489 representing: (i) his base salary to the termination date; (ii) annual fixed bonus for 2013 and annual fixed bonus for 2014 pro-rated to April 24, 2014; (iii) RSU grants accrued to April 24, 2014; (iv) performance bonus for 2013 and performance bonus for 2014 pro-rated to April 24, 2014; (v) three months of pro-rated base salary, representing the notice period; (vi) accrued long service leave and annual leave; and (vii) an additional twelve months of salary payment, annual fixed bonus and performance bonus.

Payment was subject to certain conditions, including, resigning from office as a director or officer of all InterOil companies, maintaining confidentiality and non-disparagement obligations and observing a one year non-solicitation covenant.

Isikeli Taureka – Executive Vice President Papua New Guinea

On May 25, 2013, InterOil entered into an employment agreement with Mr. Isikeli Taureka. This agreement was amended on February 4, 2014 to include certain additional terms.

Under the terms of the employment agreement, Mr. Taureka could resign from his employment by providing three months’ notice. In this case, Mr. Taureka was entitled to payment within 30 days of the effective date of termination of: (i) his gross base salary through the effective termination date and including the notice period; and (ii) any amount due in lieu of leave required by legislation. If Mr. Taureka’s resignation occurred after the first anniversary of his employment commencement date, he was also entitled to receive: (i) the contractual element of his cash bonus and annual RSU allotment; and (ii) an amount equal to one additional month of gross base salary as in effect on the date of notice for each service year which commenced on or after the first anniversary of his employment commencement date, to a maximum of six months’ gross base salary.

InterOil could terminate Mr. Taureka’s employment for cause without notice and with immediate effect. In this case, Mr. Taureka was entitled to the same remuneration as if he had resigned with three months’ notice, as described above.

If InterOil terminated Mr. Taureka’s employment at its convenience, except for cause or due to a “Material Change”, as described below, Mr. Taureka was entitled to receive: (i) six months’ notice (or the equivalent in gross base salary); (ii) his gross base salary through the effective termination date; and (ii) any amount due in lieu of leave required by legislation. If Mr. Taureka’s termination occurred after the first anniversary of his employment commencement date, he was also entitled to receive: (i) the contractual element of his cash bonus and annual RSU allotment; and (ii) an amount equal to one additional month of gross base salary as in effect on the date of notice for each service year which commenced on or after the first anniversary of his employment commencement date, to a maximum of six months’ gross base salary.

In the event of a “Material Change”, Mr. Taureka could resign, or InterOil could terminate Mr. Taureka’s employment within three calendar months of the Material Change occurring. In either case, Mr. Taureka was entitled to receive: (i) his gross base salary through the effective termination date; (ii) any amount due in lieu of leave required by legislation; and (iii) an additional amount equal to the sum of six months of gross base salary. If termination occurred after the first anniversary of his employment commencement date, Mr. Taureka was also entitled to receive: (i) the contractual element of his cash bonus and annual RSU allotment; and (ii) an amount equal to one additional month of gross base salary as in effect on the date of notice for each service year which commenced on or after the first anniversary of his employment commencement date.

A “Material Change” meant: (i) a material reduction in compensation; (ii) a material diminution in the status or role of Mr. Taureka’s position in which he was employed; (iii) a “Change of Control” of InterOil (as defined in the amended employment agreement); or (iv) any other event or circumstance which under applicable law would constitute repudiation of the contract by InterOil.

Mr. Taureka was also entitled to twelve months’ notice, instead of six months’ notice, if his employment was terminated by InterOil as a result of a successful takeover which resulted in a Change of Control of InterOil. Such notice was required to be given within twelve months of the Change of Control.

Under the amendment to the employment agreement, Mr. Taureka was entitled to awards relating to the achievement of Milestones in certain termination circumstances. If Mr. Taureka’s employment was terminated at the convenience of InterOil, whether or not following a Material Change, the award relating to Milestones 1 and 2 became immediately payable. If, and only if, Milestones 1 and 2 had already been achieved prior to the termination of Mr. Taureka’s employment, Mr. Taureka was also eligible for the grant attributable to each of Milestones 3 to 5, even if the respective Milestone was achieved after his termination.

In the event that: (i) a Change of Control occurred; (ii) Mr. Taureka’s employment was terminated at InterOil’s convenience; or (iii) Mr. Taureka resigned following a Material Change, before any Milestones had been achieved, all awards relating to all Milestones vested and became payable to Mr. Taureka.

On April 8, 2015 Mr. Taureka entered into a replacement employment agreement in line with the revised executive remuneration framework. The agreement took effect as of January 1, 2015 and the term of the agreement is until December 31, 2016.

Under the new agreement, on termination of Mr. Taureka’s employment by InterOil (other than for cause), or on termination of his employment by Mr. Taureka on the basis of unilateral conduct by InterOil as a result of: (i) Mr. Taureka ceasing to be Executive Vice President Papua New Guinea; (ii) a fundamental breach of the agreement by InterOil; (iii) a “Change of Control” (as defined in the employment agreement); or (iv) the insolvency, liquidation or similar of InterOil, Mr. Taureka is entitled to the “Termination Remuneration” as follows: (a) 75% of base annual salary and 75% of pension contribution; (b) vesting on or about the date of termination of all unvested time tested RSUs granted under Part A of the LTI Plan under the revised executive remuneration framework; (c) vesting of all unvested RSUs granted under Part B of the LTI Plan in accordance with the vesting schedule and after meeting the RTSU Test (except on a Change of Control, where such RSUs will vest on or about the date of termination); and (d) Short Term Incentive pro-rated from the preceding January 1. Certain conditions, including confidentiality and time-limited non-compete and non-solicitation provisions, apply on termination.

A “Change of Control” does not occur, for the purposes of the employment agreement, where Mr. Taureka is offered employment with a comparable business resulting from the amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement).

Geoffrey Applegate – General Counsel and Corporate Secretary

On December 1, 2012, Mr. Geoffrey Applegate commenced employment with InterOil as its General Counsel and Corporate Secretary under an employment agreement entered into on October 31, 2012, which employment continued under a renewed employment agreement entered into on November 18, 2014. The renewed employment agreement is effective as of December 1, 2014.

Under the terms of Mr. Applegate’s employment agreement, there are two primary termination events in which Mr. Applegate is entitled to receive the “Termination Remuneration”, as described below. First, InterOil may terminate Mr. Applegate’s employment immediately for any reason other than for cause or for physical or mental incapacity. Second, Mr. Applegate may terminate his employment by notice if: (i) he ceases to be General Counsel and Corporate Secretary or to hold the position of Special Advisor to the CEO (as defined in the employment agreement); (ii) there is a material adverse change in his status, job content or responsibilities or they are materially diminished; (iii) InterOil materially breaches a provision of his employment agreement which is either not remedied or not capable of being remedied; (iv) there is a “Change of Control” of InterOil (as defined in the employment agreement); or (v) InterOil becomes insolvent or similar. A “Change of Control” includes the making of offers to InterOil stockholders under a takeover bid or the proposal of a plan of arrangement, merger or other reorganization on terms and conditions which the directors of InterOil could in accordance with their fiduciary duties recommend to stockholders. Mr. Applegate has no claim with respect to termination that occurs pursuant to an amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement) if Mr. Applegate has been offered employment in a comparable business resulting from such change.

In either of these cases, Mr. Applegate is entitled to the Termination Remuneration, and, Milestones 1 and 2 are taken to have been achieved and become payable to Mr. Applegate. If Mr. Applegate does not achieve any Milestones prior to his termination in either of these cases, the award connected to each Milestone immediately vests and becomes payable to him.

InterOil may also terminate Mr. Applegate’s employment with a minimum of one month’s notice by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) is also entitled to the Termination Remuneration.

“Termination Remuneration” is an amount equal to: (i) the base annual salary that would otherwise have been payable from the date of termination to November 30, 2015, or six months base annual salary, whichever is greater; (ii) the target discretionary bonus for the year; (iii) the vesting on December 1, 2015 of RSUs granted under his RSU Agreement under the Stock Plan; and (iv) any Milestone bonus awards to which Mr. Applegate has become entitled.

Mr. Applegate is not entitled to the Termination Remuneration if Mr. Applegate’s employment is terminated for cause, or if Mr. Applegate resigns his employment. In these cases, Mr. Applegate is entitled to payment of annual base salary and other entitlements and benefits up to or accruing as at the termination date. Any accruing or prospective entitlement to a discretionary performance bonus or award grant of RSUs (but not an entitlement which has been unconditionally accrued) is forfeited.

On termination of employment Mr. Applegate must resign immediately from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

Can (Jon) Ozturgut – Chief Operating Officer from January 24, 2014

Mr. Ozturgut entered into an employment agreement with InterOil on January 15, 2014. Mr. Ozturgut commenced employment under the agreement on January 21, 2014.

Under the terms of Mr. Ozturgut’s employment agreement, there are three termination events in which Mr. Ozturgut is entitled to receive all or part of the “Termination Remuneration”, as described below. First, InterOil may terminate Mr. Ozturgut’s employment immediately for any reason other than for cause or for physical or mental incapacity. In this case, Mr. Ozturgut is entitled to all of the Termination Remuneration.

Second, Mr. Ozturgut may terminate his employment by notice if: (i) he ceases to be Chief Operating Officer of the Group (as defined in the employment agreement); (ii) there is a material adverse change in his status, job content or responsibilities or they are materially diminished; (iii) InterOil materially breaches a provision of his employment agreement which is either not remedied or not capable of being remedied; (iv) there is a “Change of Control” of InterOil (as defined in the employment agreement); or (v) InterOil becomes insolvent or similar. In this case, Mr. Ozturgut is entitled to the all of the Termination Remuneration. A “Change of Control” includes the making of offers to InterOil stockholders under a takeover bid or the proposal of a plan of arrangement, merger or other reorganization on terms and conditions which the directors of InterOil could in accordance with their fiduciary duties recommend to stockholders. Mr. Ozturgut has no claim with respect to termination that occurs pursuant to an amalgamation, reconstruction, or sale of some or all of the assets of the Group (as defined in the employment agreement), if Mr. Ozturgut has been offered employment in a comparable business resulting from such change.

Third, InterOil may terminate Mr. Ozturgut’s employment by reason of physical or mental incapacity or on the basis that he is otherwise unable to fulfil his responsibilities. In this case, he (or, in the case of his death, his estate) is entitled to half of the Termination Remuneration.

In all three Termination Remuneration attracting events, all of the awards attributable to all Milestones vest on termination. If a Change of Control occurs prior to the achievement of any Milestone, all of the awards attributable to all Milestones vest on the occurrence of the Change of Control.

“Termination Remuneration” is an amount equal to twice Mr. Ozturgut’s base annual salary and an amount equal to twice the aggregate amount of incentive bonuses which have not previously been paid.

Mr. Ozturgut is not entitled to the Termination Remuneration if his employment is terminated for cause, or if he resigns his employment. In these cases, Mr. Ozturgut is entitled to payment of annual base salary and other entitlements and benefits up to or accruing as at the termination date. Any accruing or prospective entitlement to annual fixed cash bonus or discretionary performance bonus (but not an entitlement which has unconditionally accrued) is forfeited.

On termination of employment Mr. Ozturgut must resign from office as a director or officer of all InterOil companies, maintain confidentiality obligations and observe a 12 month non-compete and non-solicitation covenant.

Payments upon termination of employment and upon change of control of InterOil

The following table sets out estimates of the incremental amounts payable to each of the Named Executive Officers upon the specified termination events attracting the payment of the Termination Remuneration, assuming that each such event took place on December 31, 2014.

	Salary(1) ($)	Annual Bonus ($)(2)	Other Employee Benefits(3)	Value of Stock Options ($)	Value of RSUs(4) ($)	Total Incremental Obligation ($)
Michael Hession	2,520,000	1,260,000	18,515,000	-	14,720,000	37,015,000
Donald Spector	661,500	-	800,000	-	-	1,461,500
Isikeli Taureka(5)	398,125	-	-	-	800,000	1,198,125
Geoffrey Applegate(5)	707,438	385,875	-	-	800,000	1,893,313
Can Ozturgut	1,115,000	345,000	-	-	1,000,000	2,495,000

Notes:

1.	All employees are entitled to payment of all salary and benefits up to and including the date of termination. Payment can be made in lieu of notice, which is three months for the majority of executive officers and is three months for all Named Executive Officers except Mr. Taureka who is entitled to six months written notice (except in the case of a change of control in which case the notice period is twelve months). All employees are also entitled to payment of all outstanding leave entitlements owed at the date of termination. Payment in lieu of notice and payment of outstanding leave entitlement are not included in the above figures.
2.	Annual bonus is based on contractual cash bonus (a percentage of annual salary) as provided in the respective Named Executive Officers’ employment agreements.
3.	Amount represents the payment of all unearned cash Milestone Bonuses to Dr. Hession and Mr. Spector respectively in accordance with their employment agreements.
4.	Amount represents the grant of all unearned RSU Milestone Bonuses for Dr. Hession, Mr. Taureka, Mr. Applegate and Mr. Ozturgut.
5.	Amounts for 2014 have been converted into U.S. dollars at an exchange rate of 0.9032, being the average rate quoted by OANDA for 2014.

Directors’ Compensation

The following table provides information on the compensation provided to the non-executive directors of InterOil during the year ended December 31, 2014. Compensation paid to non-executive directors in 2014 consisted of annual retainer and meeting fees and RSUs.

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation $
Christopher Finlayson	83,867	213,517	297,384
Gaylen Byker	296,000	203,028	499,028
Ford Nicholson	146,451	203,028	349,479
Roger N. Grundy	27,077	153,474	180,551
Roger F. Lewis	73,000	203,028	276,028
Sir Rabbie Namaliu	51,044	203,028	254,072
Samuel L. Delcamp	64,000	203,028	267,028
Sir Wilson Kamit	53,132	203,028	256,160
Ellis Armstrong (2)	-	-	-
Katherine Hirschfeld (2)	-	-	-
Yap Chee Keong (2)	-	-	-

Notes:

(1)	All non-executive directors holding office in 2014, with the exception of Mr. Christopher Finlayson and Mr. Roger N. Grundy were granted RSUs on June 24, 2014, in connection with their duties as directors of the Corporation, and Mr. Finlayson and Mr. Grundy were granted such RSUs on August 27, 2014 and February 11, 2014 respectively. Grants of RSUs are valued on the basis of the fair value of the Corporation's common stock, as defined in the 2009 Stock Incentive Plan as the average of the opening and closing prices quoted on the NYSE on the date of grant.
(2)	Dr. Armstrong, Ms. Hirschfeld and Mr. Yap were not directors during 2014.

Directors’ fees were restructured effective July 1, 2013 following research against relevant comparator groups (consisting of similar companies listed in the United States, Australia, Canada, the United Kingdom and Papua New Guinea, reflecting the domicile of InterOil directors) conducted by Guerdon Associates who were engaged by the Compensation Committee to provide guidance on the appropriate level of compensation payable to non-executive directors. As a result, meeting fees of $1,500 payable to non-executive members of the Audit Committee for attendances at meetings of that committee were abolished and membership fees for standing Board committees were introduced, and remain as at the date of this Circular, as follows:

(i)	Audit Committee and Compensation Committee – Chairman $15,000 (previously $5,000) and members $6,000 per annum; and

(ii)	Nominating and Governance Committee and Reserves Committee – Chairman $6,000 and members $2,000 per annum.

Previously retainers had been paid to the chairs of the Audit Committee of $5,000 per annum and to the Chairman of the Compensation and Reserves committees of $2,500 per annum. No increases have been made to directors’ retainers since 2010 other than an increase to the compensation of Mr. Ford Nicholson to reflect the commensurate increase in his duties on his assuming the role of Deputy Chairman in 2014, and to the former Chairman, Dr. Gaylen Byker, to reflect the commensurate increase in his duties on his assuming the role of Chairman in 2012. The compensation of Mr. Christopher Finlayson, who was appointed Chairman on October 16, 2014, does not include any such increment.

In 2014 the Board introduced a Stock Ownership Policy for non-executive directors and executive officers and senior management. That policy, which was incorporated in the Corporation’s Insider Trading Policy, requires non-executive directors to hold stock in the Corporation (including for this purpose RSUs) having a value of not less than $400,000. No non-executive director is required to acquire stock for the purpose of conforming to this policy, but no non-executive director should dispose of any common shares resulting from the grant of RSUs by the Corporation until the minimum holding is achieved. A copy of the Insider Trading Policy is available on the InterOil website at www.interoil.com.

Performance Graph

The following graph compares the yearly change for the five years ended December 31, 2014 in the cumulative total Shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index and the S&P 1500 Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on January 1, 2010 in our Common Shares, the S&P/TSX Composite Index, the S&P 1500 Index, and that all dividends were reinvested.

COMPARISON OF THE FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN ON COMMON SHARES

	Years Ended December 31,
	2010		2011		2012		2013		2014
InterOil	C$	93.83	C$	66.57	C$	72.30	C$	67.04	C$	63.52

S&P1500	C$	114.17	C$	113.87	C$	129.43	C$	168.41	C$	186.74

S&P/TSX Composite	C$	114.45	C$	101.78	C$	105.85	C$	115.97	C$	124.57

InterOil’s Common Shares currently trade on the NYSE. Share price data is sourced from Bloomberg LLP for the period.

As demonstrated in the graph above, the Corporation’s total shareholder return has decreased 36.48% since January 1, 2010. The Corporation’s cumulative performance was less than the two comparator indices over the five most recently completed financial years.

For the period January 1, 2010 to December 31, 2014, assuming a C$100 initial investment and reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was C$63.52 as compared with C$124.57 for the S&P/TSX Composite Index and C$ 186.74 for the S&P 1500 Index.

During this period, the Corporation has undergone substantial change as it advanced the development of its core assets. This process has necessitated a number of changes to the Corporation’s executive officer compensation as described more fully below. This has in some cases resulted in an increase in executive compensation while total shareholder return has decreased. Total shareholder return is influenced by a number of factors, including macroeconomic factors such as commodity prices, which are outside the control of the Corporation.

Total shareholder return is one of the factors considered by the Board during its deliberations on the base salaries and short and long term incentive components of executive officer compensation. For the purposes of this discussion, executive officer compensation is defined as the aggregate annual compensation equalling the sum of base salary, non-monetary benefits, annual fixed cash bonus, short term incentive and long term incentives including RSUs and stock options.

Base salaries for executive officers were reviewed during reporting period of 2010. For those executive officers remunerated in Australian dollars, costs to the Corporation increased noticeably from 2010 when the Australian dollar appreciated sharply against the U.S. dollar.

Long term incentives in the form of stock incentive grants were a major component of remuneration for executive officers throughout the period, with increasing use being made of RSUs and with the more limited uses of stock options being made subject to certain conditions.

Stock incentive grants were made to certain executive officers in 2010 as part of a substantial review of their compensation. Such grants were to ensure that executive total remuneration remained competitive, and commensurate with the demands involved with employment as an officer in the Corporation at a pivotal stage of its development.

Base salaries and other fixed elements of executive officer compensation are established at the commencement or renewal of an executive officer’s employment. Base salaries for executive officer compensation have increased in line with the relevant employment market factors associated with attracting and retaining executives and are not directly linked to the share price of the Common Shares.

Short term and long term incentives such as stock incentive grants under the Stock Plan have been used by the Board as a tool to reward executive officers for performance and to secure retention of key personnel.

During 2013 and 2014 the composition of the Corporation’s executive officer Leadership Team altered significantly. In addition, the strategic direction of the Corporation changed to focus on the development of oil and gas assets, reflected in the divestiture of the Corporation’s Downstream and Midstream businesses in 2014. These were factors taken into consideration when establishing the revised remuneration framework for the Corporation’s executive officers during 2014. In 2013 and 2014 the Board introduced an incentive program for executive officers that rewarded the achievement of significant Milestones associated with the progress of developing the Corporation’s oil and gas assets, aligned with the strategic direction of the Corporation. These Milestone Bonuses are discussed in the Compensation Discussion and Analysis above. While total shareholder return has decreased during this period, the payment of the Milestone Bonuses reflects the attainment of significant corporate milestones, the full value of which may not be presently reflected in the trading price of our Common Shares.

The Board reviewed executive remuneration in 2014 and additional changes were introduced effective January 1, 2015 to further align executive remuneration and the creation of long term Shareholder value. The year 2015 has seen the introduction of a Corporate Scorecard which is a key element to assessing executive officer Short Term Incentives. An element of this scorecard is Relative Total Shareholder Return. The year 2015 has also seen the introduction of a revised Long Term Incentive Plan which prescribes that a portion of the annual Long Term Incentive award is to be performance tested against Relative Total Shareholder Return. These changes are discussed in the Compensation Discussion and Analysis above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2014.

Note:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	509,528	US$	60.75	1,034,832

The only equity compensation plan in use as at the date of this Circular is the 2009 Plan approved by Shareholders in June 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any debts to us or any of our subsidiaries at any time during 2014 or as of April 20, 2015. We did not provide any financial assistance to any directors to purchase any of our securities in 2014.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular and on the basis of information provided by directors and executive officers, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an "Informed Person") and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices and is set out in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries were to any substantial degree performed other than by the Directors or executive officers of the Corporation or subsidiary in 2014.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our annual information form (“AIF”) for the year ended December 31, 2014. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2014. The disclosure required by NI 52-110 is found in our AIF under the heading “Audit Committee”. Shareholders may contact InterOil Corporation at 163 Penang Road, #06-02 Winsland House II, Singapore 238463 (attention Mr. Geoffrey Applegate, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement	InterOil Corporation Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.

The following directors are independent as that term is defined in NI 58-101 and N1 52-110 and under applicable NYSE Rules: Mr. Christopher Finlayson, Mr. Ford Nicholson, Mr. Roger Lewis, Sir Rabbie Namaliu, Sir Wilson Kamit, Dr. Ellis Armstrong, Ms. Katherine Hirschfeld and Mr. Yap Chee Keong.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Dr. Michael Hession is not independent as he is an executive officer of InterOil. Proposed director Mr. Isikeli Taureka is not independent as he is an executive officer of InterOil.
(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of our nine directors is independent under NI 58 - 101. A majority of our directors will be independent if all ten persons nominated for election at the Meeting are elected.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Ford Nicholson is Chairman of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange. Sir Rabbie Namaliu is a director of Marengo Mining Limited, a company listed on the Toronto Stock Exchange, Australian Securities Exchange and the Port Moresby Stock Exchange, a director of Bougainville Copper Limited, a company listed on the Australian Securities Exchange and a director of Kina Asset Management Limited, a company listed on the Port Moresby Stock Exchange. Dr. Ellis Armstrong is a director of Lamprell Plc., a company listed on the London Stock Exchange. Ms. Katherine Hirschfeld is a director of Transfield Services Limited and Toxfree Solutions Limited, both of which are listed on the Australian Securities Exchange. Mr. Yap Chee Keong is a director of ARA Asset Management Limited and Tiger Airways Holdings Limited, both of which are listed on Singapore Exchange Limited, and The Straits Trading Company Limited which is listed on Singapore Exchange Securities Trading Limited. None of our other directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

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(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At a minimum of two meetings of our Board each year, a session of independent directors is held in person without management being present, facilitated if required by the Corporate Secretary. At least one of these sessions is also attended, in part, by our auditors, PricewaterhouseCoopers. During 2014, our independent directors met on two occasions without the presence of management and non-independent directors.

Since December 2014, a separate session of independent directors is held as part of each scheduled Board meeting.

(f)          Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Christopher Finlayson is Chairman of the Board and is an independent director. As Chairman and independent director, Mr. Finlayson provides leadership for the Board’s independent directors, as did his predecessor, Dr. Byker, who was also an independent director during the period in 2014 during which Dr. Byker was a director and Chairman until his retirement on October 16, 2014.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Please refer to Appendix "B" to this Circular for the attendance record of directors for all Board meetings and meetings of each standing Board Committee.

2. Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.

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3. Position Descriptions

(a)          Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman and for the chairs of each Board committee. Charters have also been developed and approved for each standing Board committee.

(b) Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed a written position description with the Chief Executive Officer.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and

New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management. The Corporate Secretary provides a briefing and responds to any questions raised.

(ii) the nature and operation of the issuer's business.	New directors are provided with copies of the Corporation’s fact sheet, analysts’ research reports, press releases and presentations, a transcript of live conference calls of financial briefings for the most recent quarter, and copies of all recent PNG media releases. They are also given an orientation tour of our operations in Papua New Guinea at the first opportunity, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.

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(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board takes a number of measures to provide continuing education for our directors. The Board encourages directors to identify courses which they feel would be of individual educational benefit to them in their capacity as directors and affords them as far as reasonably practicable the opportunity to participate in them. For example, in 2014 the Company sponsored one director’s attendance at the Company Directors’ skills course offered by the INSEAD Business School, France. Board papers and other materials circulated periodically are provided to directors by way of update, guidance and information to enhance directors’ knowledge on current topical developments or otherwise contribute to their professional skills. Relevant briefing sessions are included in meetings of directors to enhance their professional development, led where appropriate by internal or external specialists. A quarterly Risk overview, including a formal risk report, is provided at alternate Board meetings. Updates on the Corporation’s activities are provided to directors in each month. “Continuing Director Education” is a standing agenda item of each scheduled Board meeting. All directors are entitled to attend any meeting of a Board standing committee in the capacity of observers or invitees if they are not appointed Committee members.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.
(i) disclose how a person or company may obtain a copy of the code;

Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at www.sedar.com. Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

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(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required. In addition, the Board (through its Audit Committee) encourages reporting of any non-compliance with the Code, including through the Corporation’s whistleblower policy.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2014 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b)          Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have, a material interest prior to consideration of the matter. Upon such disclosure and upon advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. Generally the director is unable to vote. Any transaction in which a director or executive officer has a material interest is required to be approved by members of the Audit Committee not having an interest in the matter. In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Code of Ethics and Business Conduct is supported by a number of policies which require adherence by all InterOil personnel to all applicable regulatory requirements and the ethical business practices prescribed by the Corporation. These policies include an Anti-Bribery and Anti-Corruption Policy, a Political Donations Policy and an Insider Trading Policy, copies of which are available on the Corporation’s website at www.interoil.com. A whistleblower policy and facility are in place which provide employees with the ability to report, on a confidential and anonymous basis, any violations of the Code of Ethics and Business Conduct or other unethical conduct.

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6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.

The Board, co-ordinated through its Nominating and Governance Committee and with the assistance of independent external experts as necessary, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate, that a sufficient number of the Board members meet applicable independence requirements and identifying key areas of core competency necessary to replace outgoing directors or augment those of continuing Board members, the Committee has not set any specific skills that it believes are necessary for any individual director to possess.

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In February 2014 the Board of directors initiated a process of Board renewal, which was conducted throughout 2014 under the stewardship of the Nominating and Governance Committee. That Committee engaged independent external consultants to conduct a global search for potential candidates within the areas of core competency, expertise and experience identified by the Board as necessary to replace those of retiring directors and to complement those of ongoing Board members to achieve the skill sets and balance between Director experience and new perspectives necessary for effective strategic oversight. The results of that search were evaluated by the Nominating and Governance Committee whose reports and recommendations formed the basis of assessment and decision by the Board.

In March 2015, the Board adopted a Diversity Policy under which the Board and Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board: (a) consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments; (b) consider criteria that promote diversity, including with regard to gender and ethnicity; and (c) consider the level of representation of women and persons of diverse ethnic backgrounds on the Board when making recommendations for nominees to the Board and in general with regard to succession planning for the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

There are five members of our Nominating and Governance Committee: Mr. Ford Nicholson (member and Chairman from June 23, 2014), Mr. Christopher Finlayson, Mr. Roger Lewis, Sir Rabbie Namaliu and Ms. Katherine Hirschfeld. Mr. Lewis and former director (until March 12, 2015) Mr. Samuel L. Delcamp were members of the Nominating and Governance Committee throughout 2014. Sir Rabbie Namaliu and Mr. Finlayson were appointed to the Committee effective June 23, 2014 and October 16, 2014 respectively. Ms. Hirschfeld was appointed to the Committee on March 12, 2015. Dr. Gaylen Byker was a member of the Nominating and Governance Committee until his retirement as a director on October 16, 2014 and its Chairman until June 23, 2014. Mr. Nicholson, Mr. Finlayson, Mr. Lewis, Sir Rabbie Namaliu and Ms. Hirschfeld are each independent. Dr. Byker and Mr. Delcamp were each independent throughout the period during which they were members of the Committee in 2014 and, for Mr. Delcamp in 2015. Accordingly, the Committee is and was throughout 2014 comprised entirely of independent directors.

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(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The purpose of the Nominating and Governance Committee is to:

•     identify and recommend to the Board individuals qualified to be nominated as members of the Board and of Board committees and oversee the process of Board renewal;

•     recommend to the Board the members and Chairperson for each Board committee;

•     periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

•     review and report to the Board on a periodic basis with regard to matters of corporate governance; and

•     oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Nominating and Governance Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies. In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and external compensation consultants where necessary. Compensation for non-executive directors was last reviewed during 2013 under the oversight of the Compensation Committee with assistance from external compensation consultants. Please refer to the section “Directors’ Compensation” in the Circular for details in relation to non-executive directors.

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(b)          Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

There are three members of the Compensation Committee: Mr. Christopher Finlayson (appointed to the Committee as member and Chairman with effect from Dr. Gaylen Byker’s retirement as a director on October 16, 2014), Mr. Roger Lewis, and Ms. Katherine Hirschfeld (appointed to the Committee on March 12, 2015). Mr. Samuel L. Delcamp was a member of the Committee throughout 2014 until his retirement as a director on March 12, 2015. Mr. Lewis and Mr. Delcamp were members of the Committee throughout 2014. Dr. Byker was a member and Chairman of the Committee until his retirement. Each of Mr. Finlayson and Mr. Lewis is and was during 2014, independent. Ms. Hirschfeld is, and Mr. Delcamp was during the period during which he served on the Committee, independent. Dr. Byker was independent during the period in 2014 when he was a member of the Committee.

Therefore, the Committee is and was throughout 2014 comprised entirely of independent directors. Each member of the Compensation Committee has direct experience relevant to executive compensation, having held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices. Each of Mr. Finlayson, Mr. Lewis and Ms. Hirschfeld has thereby obtained the skills and experience to enable them to make decisions concerning the Corporation’s compensation arrangements, as had former Committee member and Chairman Dr. Gaylen Byker and former member Mr. Samuel L. Delcamp.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities of the Compensation Committee are to:

•     discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

•     review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of Shareholders; and

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• administer, approve and evaluate our compensation plans, policies and programs, including any stock incentive plan of the Corporation.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers and employees may be participants, and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation. The Committee also reviews and approves the base salaries and incentive opportunities of the Corporation’s other executive officers. In addition, the Compensation Committee may review and make recommendations to the Board in respect of the general compensation levels of non-executive officer employees, including merit increases and incentive opportunities. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Corporation’s financial and operating status and such other factors as the Compensation Committee deems relevant.

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The Committee also administers our insider trading policy as it applies to senior management and non-executive directors.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

A Reserves Committee was established by the Board in June 2008 and consists of Mr. Ford Nicholson (Chairman), Mr. Christopher Finlayson, Dr. Ellis Armstrong and Dr. Michael Hession. Dr. Armstrong was not a member of the Committee in 2014; he was appointed to the Committee on March 12, 2015. Mr. Roger Grundy was Chairman and Dr. Gaylen Byker was a member of the Committee until their respective retirements on June 24, 2014 and October 16, 2014. The mandate of the Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee with the assistance of external consultants where necessary. In recent years the Board evaluation cycle has taken the form of an annual Board self-evaluation exercise, facilitated by the General Counsel and Corporate Secretary, except that every third year an evaluation process is undertaken with external assistance. The evaluation process was last undertaken late in 2013 with an associated Board evaluation and effectiveness workshop in February 2014 (in each case facilitated by external consultants), when a comprehensive evaluation programme of the Board and individual directors was undertaken and a Board renewal programme was initiated.

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10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board has initiated a process of board renewal and has adopted guidelines on term limits for the directors. These are set out in the Board Charter, a copy of which is contained in Appendix "C" to this Circular. The Board initiated a process of regular renewal of its membership to ensure that it maintains independence, possesses the appropriate mix of skills and diversity required for effective governance, and preserves a balance between director experience/history and new, fresh perspectives. The Board has adopted Board Tenure guidelines supporting and facilitating Board renewal, providing:

(a)          a maximum tenure of directors (other than the Chairman of the Board) of nine years from date of first election by shareholders;

(b)          a maximum tenure of the Chairman of 12 years (inclusive of any term as a director prior to being elected as Chairman) from date of first election by shareholders; and

(c)          that the Board may, on its initiative and on an exceptional basis, exercise its discretion to extend the maximum terms specified in clauses (a) and (b) above where it considers that such an extension would benefit the Corporation.

The Board’s Nominating and Governance Committee is responsible for implementing and overseeing the board renewal process.

11. Policies Regarding the Representation of Women on the Board

(a)          Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Until March 12, 2015, the Corporation did not have a written policy relating to the identification and nomination of women directors. However, recognizing the importance and benefit of having a Board of directors and executive officers comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and executive officers with respect to attributes such as gender and ethnicity, and other factors, on March 12, 2015 the Board adopted a Diversity Policy which relates to the identification and nomination of women directors amongst other things.

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(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,

In support of this goal, under the Diversity Policy, the Board and Nominating and Governance Committee will, when identifying candidates to nominate for election to the Board or in their review of executive officer succession planning, and the Board will, in considering the appointment of executive officers:

(a) consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments;

(b) consider criteria that promote diversity, including with regard to gender and ethnicity;

(c) consider the level of representation of women and persons of diverse ethnic backgrounds on the Board and in executive officer positions when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and

(d)  as required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

A copy of the Diversity Policy is available on the Corporation’s website www.interoil.com.

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(ii) the measures taken to ensure that the policy has been effectively implemented,

In the director identification and nomination process, the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates.

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and	The policy has been only recently adopted. Annual and cumulative progress in achieving the objectives of the policy will be measured from its implementation.
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.	Please see paragraph 7(ii) above.
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

In identifying and selecting candidates for election or re-election to the Board, regard is had by the Board and Nominating and Governance Committee to a number of factors including demonstrable excellence, expertise and experience within the skill-sets identified by the Board to maintain the optimum breadth of experience among Board members, geographic and ethnic representation and the level of representation of women on the Board. The Board welcomes diversity and no limitations are placed on the screening, evaluation or selection process that would limit the potential diversity of the Board. A Diversity Policy has been adopted under which the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates including women. In identifying and evaluating potential candidates, regard is had to diversity without that requirement being a prerequisite which would prevent the appointment of outstanding candidates.

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13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

In making executive officer appointments, the Corporation seeks individuals who are of the highest possible professional and reputational calibre within their field of expertise, matching the criteria set out in the Position Descriptions developed for each particular role, and selections are made applying the criteria of excellence and merit to deliver superior performance that is aligned with the creation of value for Shareholders. A Diversity Policy has been adopted under which the Nominating and Governance Committee is authorized to consider as part of its policies and procedures measures designed to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates including women. A description of that policy is set out under paragraph 7(b)(i) above, and a copy is available on the Corporation’s website www.interoil.com. In identifying and evaluating potential candidates, regard is had to diversity without that requirement being a prerequisite which would prevent the appointment of outstanding candidates.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)          For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Corporation has not adopted a target regarding women on the Corporation’s Board. Given the nature and size of the Corporation’s business and its industry, the Board recognizes that it may be challenging for the Corporation to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Corporation seeks to promote. The Corporation has therefore not adopted any specific targets, but will promote its objectives through the initiatives set out in this policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

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(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	For the reasons set out in paragraph (b) above, the Corporation has not adopted a target regarding women in executive officer positions of the Corporation.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	One director (11%) of the directors) on the Corporation’s board is a woman.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	No (0%) executive officers of the Corporation or its major subsidiaries are women.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at 163 Penang Road, #06-02 Winsland House II, Singapore 238463.

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APPENDIX “B”

DIRECTORS' ATTENDANCE RECORDS

The following table sets out the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2014.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held (1)	12	4	8	5	0
Number of Meetings Attended (2)
Christopher Finlayson (3) (4) (5)	4	_	1	1	0
Gaylen J. Byker (3)	11	3	7	4	0
Ford Nicholson (4)	12	_	_	4	0
Michael Hession (6)	12	_	_	_	0
Roger F. Lewis	12	4	8	5	_
Sir Rabbie L. Namaliu (4)	12		_	4	_
Sir Wilson Kamit (6)	12	2	_	_	_
Ellis Armstrong (7)	_	_	_	_	_
Katherine Hirschfeld (7)	_	_	_	_	_
Yap Chee Keong (7)	_	_	_	_	_
Roger N. Grundy (3)	5	_	_	_	0
Samuel L. Delcamp (5)	12	4	7	5	_

Notes:

(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to Article 23 of the Corporation’s By-Laws, and in accordance with the YBCA.
(2)	A director may attend meetings of any committee of the Board. The above records do not include a director’s attendance at meetings of any Committee of which the director was not a member.
(3)	Mr. Finlayson, Dr. Byker and Mr. Grundy were directors for only part of the year. Mr. Finlayson and Dr. Byker attended all meetings of the Board during the period for which they were directors.
(4)	Mr. Christopher Finlayson, Mr. Ford Nicholson and Sir Rabbie Namaliu were members of the Nominating and Governance Committee for only part of the year. Each attended all meetings of the Committee for the period during which they were members.
(5)	Mr. Christopher Finlayson was a member of the Compensation Committee for only part of the year. He attended all meetings of the Committee for the period during which he was a member. Mr. Delcamp recused himself from one Compensation Committee meeting.
(6)	Sir Wilson Kamit was a member of the Audit Committee for only part of the year. He attended all meetings of the Committee for the period during which he was a member.
(7)	Dr. Armstrong, Ms. Hirschfeld and Mr. Yap were not directors during 2014.

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APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

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In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

In addition to applicable provisions set forth in the Corporation’s Code of Ethics and Business Conduct, a director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

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Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Board Renewal

The Board should initiate regular renewal of its membership to ensure that it maintains independence, possesses the appropriate mix of skills and diversity required for effective governance, and preserves a balance between director experience/history and new, fresh perspectives. The Board has adopted Board Tenure guidelines supporting and facilitating Board renewal.

These Board Tenure guidelines provide:

(a)	a maximum tenure of Directors (other than the Chairman) of nine years from date of first election by shareholders;

(b)	a maximum tenure of the Chairman of 12 years (inclusive of any term as a Director prior to being elected as Chairman) from date of first election by shareholders; and

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(c)	that the Board may, on its initiative and on an exceptional basis, exercise its discretion to extend the maximum terms specified in clauses (a) and (b) above where it considers that such an extension would benefit the Corporation.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

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Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Reserves Committee. The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

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A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(d)	the appointment of executive officers of the Corporation;

(e)	the appointment of members to committees of the Board;

(f)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(g)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

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